

Investor Relations
Holcim Hagenholzstrasse 85
8050 Zürich
Telefon +41 58 858 87 87
Fax +41 58 858 80 09



Fax

To:	**File N° 82-4093**
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	+1 202 772 92 07
From:	Beate Fuchs beate.fuchs@holcim.com
Date:	April 4, 2006 / BFU
Total pages:	2
Subject:	Media Release: **Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd**

File N° 82-4093



Please find enclosed the above mentioned media release.

With best regards,

Beate Fuchs

File N° 82-4093 

Media release

Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd

Jona, April 4, 2006 – In accordance with Article 20 of the Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act), Holcim Ltd was informed by The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA on March 31 that it holds for itself and for its subsidiaries 9.99 percent (previously 10.00 percent) of the voting rights and of the registered share capital of Holcim Ltd. This equals 22,961,792 registered shares and voting rights.

****

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

****

This media release is also available in German.

****

Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87

****

Internet: www.holcim.com